UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner, Boston Scientfic Corporation has received approval from the FDA for enhancements to the Directions for Use (DFU) of the TAXUS® Express2™ paclitaxel-eluting coronary stent system, indicating that patients receiving the stent systems may safely undergo Magnetic Resonance Imaging (MRI) examination immediately following implantation.  The TAXUS stent system is the first drug-eluting stent to receive approval for immediate post-procedure MRI.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: April 5, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Tuesday, April 5, 2005

ANGIOTECH PARTNER FIRST TO RECEIVE FDA APPROVAL ALLOWING IMMEDIATE MRI EXAMS FOR ITS TAXUS® EXPRESS2™ PACLITAXEL-ELUTING STENT SYSTEM

Typical two-month wait eliminated for patients with Boston Scientific stent systems

VANCOUVER, BC, April 5, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner Boston Scientific Corporation (“Boston”) today announced that the U.S. Food and Drug Administration (FDA) has approved enhancements to the Directions for Use (DFU) of the TAXUS® Express2™ paclitaxel-eluting coronary stent system, indicating that patients receiving the stent systems may safely undergo Magnetic Resonance Imaging (MRI) examination immediately following implantation.  The TAXUS stent system is the first drug-eluting stent to receive approval for immediate post-procedure MRI.  Boston Scientific’s Express2 (bare-metal) stent system also received approval for immediate MRI exams.  Patients receiving coronary stents have typically been required to wait approximately two months before receiving an MRI.

MRI is an effective method of providing detailed diagnosis for many types of injuries and conditions, including cardiovascular disease.  Due to the use of intense magnetic fields in MRI examinations, implanted medical devices that contain metal may be subject to potential migration and heating within the body.  As a result, DFUs for stent systems containing metal usually recommend a waiting period of approximately two months from the time of implantation until an MRI can be performed safely.

Boston Scientific performed rigorous laboratory testing to demonstrate MRI compatibility.  The TAXUS Express2 and Express2 systems were shown to be MRI safe at a high level of magnetic field strengths with minimal effect on temperature rise and drug release.

“The FDA approval of the timing on MRI exams is a significant development for interventional cardiologists and their patients,” said Paul LaViolette, Boston Scientific Chief Operating Officer.  “Patients undergoing stent procedures can now avoid the long waiting period previously required before receiving MRI diagnostics during the most critical stage of their recovery.  With our stent systems, MRI analyses can now be performed immediately.”

Physicians interested in reviewing a complete copy of the revised TAXUS Express2 stent DFU may obtain a copy from the TAXUS website at www.taxus-stent.com.  The revised Express2 bare-metal stent DFU will be available shortly.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12